UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68810

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MerCap Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Darby Road
(No. and Street)

Paoli (City) PA (State) 19301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LaRee L Holloway 678-954-4036
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis Decosimo, LLC
(Name – *if individual, state last, first, middle name*)

629 Market Street, Suite 100 (Address) Chattanooga (City) TN (State) 37402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, LaRee L Holloway, ~~swear (or~~ affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MerCap Securities, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHEILA M GLOSSER
Notary Public, Georgia
Fulton County
My Commission Expires
June 15, 2020

Notary Public

Signature

Treasurer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERCAP SECURITIES, LLC
Financial Statements
and Supplemental Information

December 31, 2016

MERCAP SECURITIES, LLC

Contents
December 31, 2016



Report of Independent Registered Public Accounting Firm

Board of Directors and Member
MerCap Securities, LLC
Paoli, Pennsylvania

We have audited the accompanying statement of financial condition of MerCap Securities, LLC (the "Company") as of December 31, 2016, and the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elliott Davis Decosimo, LLC

Chattanooga, Tennessee
March 1, 2017

MerCap Securities, LLC

Statement of Financial Condition
December 31, 2016

Assets

Cash	$	187,180
Commissions and other receivables		76,820
Prepaid expenses		70,948
Property and equipment, at cost less accumulated depreciation of $2,958		9,502
Total assets	$	344,450

Liabilities and Capital

Liabilities:

Commissions payable		81,629
Due to parent		1,274
Accounts payable and accrued expenses		7,407
Deferred reimbursements		107,085
Total liabilities		197,395

Member's equity:

Member's equity		147,055
Total liabilities and member's equity	$	344,450

The accompanying notes are an integral part of these financial statements

MerCap Securities, LLC

Income Statement
For the Year Ended December 31, 2016

Revenue:		
Commissions	$	3,419,363
Other income		308,505
Interest income		5
		3,727,873
Expenses:		
Commissions		3,168,853
General and administrative		708,957
		3,877,810
Net loss before income tax benefit		(149,937)
Income tax benefit		(52,500)
Net loss	$	(97,437)

The accompanying notes are an integral part of these financial statements

MerCap Securities, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2016

Balance at January 1, 2016	$	194,492
Member contributions		50,000
Net loss		(97,437)
Balance at December 31, 2016	$	147,055

MerCap Securities, LLC

Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities:		
Net loss	$	(97,437)
Adjustments to reconcile net loss to net cash		
used by operating activities:		
Depreciation		2,065
Changes in assets and liabilities:		
Commissions receivable		57,656
Due from affiliate		8,000
Prepaid expenses		4,723
Commissions payable		(41,787)
Accounts payable and accrued expenses		(2,160)
Deferred Reimbursements		(11,679)
Net cash used by operating activities		(80,619)
Cash flows from investing activity:		
Purchases of property and equipment		(2,459)
Net cash used in investing activity		(2,459)
Cash flows from financing activities:		
Change in due to Parent		(38,102)
Member contributions received		50,000
Net cash provided by financing activities		11,898
Net change in cash		(71,181)
Cash at beginning of period		258,361
Cash at end of period	$	187,180

MERCAP SECURITIES, LLC

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Company Description and Nature of Business

MerCap Securities, LLC (The "Company"), a Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). As of August 1, 2015, the Company became wholly owned and managed by SFA Holdings, Inc. ("Parent").

The Company is engaged in the business of the distribution of mutual funds and variable life insurance and annuities and operates out of its principal office in Paoli, PA.

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission revenue and related commission expense are recorded on a trade date basis as securities transactions occur. Fee income, representing reimbursements for certain expenses by the Company's commission sales force, as well as monthly service fees, are recognized over the period earned. Reimbursements received, not yet expended, as well as excess reimbursements not yet recognized as revenue are shown as deferred reimbursements.

Cash

Cash includes interest and non-interest bearing deposits in banks. At times, cash balances may exceed federally insured amounts. The Company believes it mitigates risks by depositing cash and periodically investing in cash equivalents with stable financial institutions.

Property and Equipment

Equipment is recorded at cost, and maintenance and repairs are expensed. Depreciation is provided using the straight-line method over the estimated useful lives of the individual assets as follows: office and computer equipment, three years; computer software, three years; and furniture and fixtures, seven years.

Income Taxes

The Company is a limited liability company for federal and certain state income tax purposes, and is included in the consolidated return of the Parent. Federal and certain state income taxes are calculated as if the companies filed on a separate return basis and the amount of current tax or benefit is transferred to or received from the Parent. Accordingly, at the Parent company, deferred income taxes are provided for temporary differences

between the financial reporting bases and the tax bases of the Company's assets and liabilities where the Company's income is consolidated with that of the Parent.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date the financial statements were available to be issued.

Note 2: Related Party Transactions

The Company has an Administrative Services and Expense Sharing Agreement (the "Agreement") with the Parent. Under the Agreement the Company pays to the Parent any salaries and benefits for Parent personnel acting on behalf of the Company, shared insurance policies, and for estimated income tax expense or benefit incurred by the Company. Total amounts owed to the Parent by the Company at December 31, 2016 were $1,274 and expenses incurred on behalf of the Company by Parent during 2016 totaled $378,950, excluding the federal tax benefit.

The Company has an Administrative Services and Expense Sharing Agreement with MCA. Under that agreement, MCA pays the Company a monthly fee to reimburse the Company for certain payroll and operating expenses incurred by the Company on behalf of MCA. For 2016, the Company has recorded $120,000 of fee income from MCA under this agreement.

Note 3: Property and Equipment

A summary of property and equipment at December 31, 2016 follows:

Office and computer equipment	$ 5,359
Furniture and fixtures	7,100
	12,459
Less accumulated depreciation	2,958
	$ 9,502

Depreciation expense associated with property and equipment was $2,065 in 2016.

Note 4: Income Taxes

Provision for federal and state income taxes consists of the following. The current federal benefit is $52,500. No benefit of the Company's state taxable loss has been recognized as of December 31, 2016, due to operating losses in Pennsylvania that have not been recognized by the Parent. These state losses approximate $150,000 and will be recognized in the future if it becomes more likely than not that they will be recognized by the Parent.

The income tax expense for 2016 differs from the amount determined by applying the U.S. statutory federal income tax rate to income before income taxes primarily as a result of permanent differences, including meals and entertainment expenses.

The Company accounts for income taxes under the provisions of FASB Accounting Standards Codification (ASC) 740, *Income Taxes*. ASC 740 defines a criterion that an individual tax position must meet for any part of the benefit of that position to be recognized in an enterprise's financial statements. This requires the Company to review all tax positions and apply a more-likely-than-not recognition threshold. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that

7

has full knowledge of all relevant information. Subsequent recognition, de-recognition, and measurement is based on management's best judgment given the facts, circumstances and information available at the reporting date.

As of December 31, 2016, the Company had no unrecognized tax benefits. The Company is no longer subject to U.S. federal income or state tax return examinations by tax authorities for tax years before 2013. The Company will recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense when and if incurred. The Company had no interest or penalties related to unrecognized tax benefits accrued as of December 31, 2016. The Company does not anticipate that the amount of the unrecognized benefit will significantly increase or decrease within the next 12 months.

Note 5: Commitments

The Company leases office space. At December 31, 2016, aggregate minimum rent commitments consist of the following:

Year	Amount
2017	$ 53,576
2018	40,950
Total	$ 94,526

The lease contains provisions for increases in rent resulting from an escalation in building operating expenses above the base year. Rental expense, included as part of general and administrative expense on the statement of operations amounted to $52,211 for 2016.

Note 6: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2016, the Company had net capital of $60,810, which was $47,650 in excess of its required net capital. The ratio of aggregate indebtedness to net capital was 325% as of December 31, 2016.

MerCap Securities, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2016

Total member's equity	$	147,055
Deduct amounts not allowable for net capital:		
Commissions and other receivables		5,795
Property and equipment		9,502
Prepaid expenses		70,948
Total stockholder's equity qualified for net capital		60,810
Deduction:		
Other		-
Total deductions		
Net capital	$	60,810
Minimum net capital	$	5,000
Minimum net capital based on aggregate indebtedness	$	13,160
Excess net capital	$	47,650
Aggregate indebtedness	$	197,395
Ratio of aggregate indebtedness to net capital		325%

Note: There were no material differences between the calculation of net capital per Part IIA of the FOCUS Report as of December 31, 2016 and the calculation of net capital per the audited

Report of Independent Registered Public Accounting Firm

Board of Directors and Members
MerCap Securities, LLC
Paoli, Pennsylvania

We have reviewed management's statements, included in the accompanying Exemption From Rule 15c3-3 of the Securities and Exchange Commission, in which (a) MerCap Securities, LLC (the "Company") identified the following provision of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (1) (the "exemption provision") and (b) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(1) of 17 C.F.R. § 240.15c3-3.

Elliott Davis Decosimo, LLC

Chattanooga, Tennessee
March 1, 2017

MerCap Securities, LLC

Exemption from Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2016

MerCap Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)* (1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) for the year ended December 31, 2016, without exception.

MerCap Securities, LLC

I, Dale A. Pope, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Dale A. Pope
President & CEO
March 1, 2017